QuickLinks -- Click here to rapidly navigate through this document

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

April 24, 2003

COMMISSION FILE NO. 1-10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN 20123 ITALY
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on April 24, 2003.

Luxottica Group Announces 1Q03 Results

Group highlights for the first quarter of 2003:

–
Net sales to EUR 704.5 (US$756.0 million)

–
Operating income to EUR 111.4 million

–
Earnings per ADS to EUR 0.15 (US$0.16)

Milan, Italy, April 24, 2003—Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, today announced results for the three-month period ended March 31, 2003(1). Results for the first quarter were negatively affected by the 18 percent year-over-year devaluation of the U.S. Dollar against the Euro.

Consolidated Results

First quarter

  •
  Consolidated net sales for the quarter declined year-over-year by 20.0 percent to EUR 704.5 million. Assuming constant exchange rates, consolidated net sales for the quarter would have declined by 6.6 percent.

  •
  Consolidated operating income for the quarter was EUR 111.4 million. Consequently, consolidated operating margin for the quarter was 15.8 percent.

  •
  Consolidated net income for the quarter was EUR 65.6 million. Consequently, consolidated net margin for the quarter was 9.3 percent.

  •
  Earnings per American Depositary Share (ADS) (one ADS represents one ordinary share) for the quarter were EUR 0.15. In U.S. Dollars, earnings per ADS (EPADS) for the quarter were US$0.16.

Breakdown of Manufacturing/ Wholesale and Retail Results

•
Manufacturing/Wholesale Division

The Group's manufacturing/wholesale sales for the first quarter declined year-over-year by 15.1 percent to EUR 275.7 million. Assuming constant exchange rates manufacturing/wholesale sales for the quarter would have declined by 7.5 percent.

Manufacturing/wholesale operating income for the quarter was EUR 64.4 million, reflecting an operating margin of 23.4 percent.

Leonardo Del Vecchio, Chairman of Luxottica Group, commented on the results of the manufacturing/wholesale division: "In January, we added two new designer brands to our portfolio, Versace and Versus, and in March we launched new Luxottica-designed and -made collections for both. We also concurrently introduced the first prescription eyewear collection for Ray-Ban, further leveraging what is historically the world's leading sun brand by broadening the assortment of products offered under this name. Based on the more than positive feedback from opticians so far, I am fairly confident that over the coming months sales of the new lines should offset sales lost as a result of the non-renewal of the Armani licenses. At the same time, certain brands of our portfolio are gaining market share as the creative resources and manufacturing investments previously dedicated to the Armani brands were reallocated across our entire portfolio. This demonstrates our Group's ability to quickly and seamlessly adapt to changes in the market and competitive scenario."

•
Retail Division

Retail sales declined year-over-year by 19.4 percent to EUR 469.2 million. Assuming constant exchange rates, retail sales for the quarter would have declined by 1.9 percent. Same store sales in U.S. Dollar for the quarter declined year-over-year by 3.0 percent.

Retail operating income for the first quarter was EUR 54.3 million, resulting in an operating margin of 11.6 percent.

Mr. Del Vecchio continued: "The results of our retail division for the quarter were affected by unusually bad weather in the U.S. in February, as well as overall uncertainty due to the war in Iraq. However, U.S. consumers' data since the beginning of the hostilities show that consumption levels did not decline further. In fact, this month we are already seeing signs of a reversal of the negative trend: retail sales are up by three percent, compared with a 1.9 percent decline for the first quarter. As a result, we are hopeful to see a recovery in coming quarters. At the same time, management continues to be focused on all aspects of the business, seeking to achieve improvements both in efficiency and profitability."

Statement from the Chairman

Mr. Del Vecchio concluded: "The Group's consolidated results for the first quarter of this year mainly reflected the impact of three factors. Firstly, results were negatively affected by the 18 percent year-over-year devaluation of the U.S. Dollar against the Euro in the quarter. Additionally, in line with management's expectations, sales of Giorgio Armani and Emporio Armani eyewear nearly halved during the quarter. Finally, the continued weakness of the economy in the U.S., which as a market represents approximately 70 percent of the Group's consolidated sales, affected retail sales. We expect that the impact of these factors will progressively lessen during the course of the year. In particular, the loss of sales due to the non-renewal of the Armani licenses should be offset by sales from the new lines launched in March. Additionally, in light of the evolution of the Euro/U.S. Dollar exchange rate during 2002 (the average exchange rates for last year were: EUR 1.00 = US$0.8766 for the first quarter, EUR 1.00 = US$0.9198 for the second quarter, EUR 1.00 = US$0.9838 for the third quarter and EUR 1.00 = US$0.9982 for the fourth quarter) and assuming that Euro/U.S. Dollar exchange rate stabilizes at current levels, or EUR 1.00 = US$1.10, for the balance of the year, the impact from the devaluation of the U.S. Dollar against the Euro should progressively decline to nine percent by the final quarter of this year, down from 18 percent for the quarter just ended."

"The results for the first quarter confirm that 2003 will be a year of transition for us, as well as for the global economy, and that we should expect to return to growth in sales and earnings only in 2004. We confirm our previously announced expectations of earnings per share (EPS) for fiscal year 2003 of Euro 0.69, or EPADS of US$0.76, with an exchange rate of EUR 1.00 = US$1.10."

About Luxottica Group S.p.A.

Luxottica Group is the world leader in the design, manufacturing, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products, which are designed and manufactured in six facilities in Italy and one in the People's Republic of

China, include over 2,250 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%- owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India. In March 2002, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban(r), Revo(r), ArnetteTM and Killer Loop(r) brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2002, Group net sales improved year-over-year by 2.2 percent to EUR 3,132.2 million and net income by 17.6 percent to EUR 372.1 million. Additional information on the company is available on the web at www.luxottica.com.

Non-GAAP Financial Measures

Luxottica Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Luxottica Group has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the first quarter of 2003 and the first quarter of 2002 are calculated using for each currency the average exchange rate for the three-month period ended March 31, 2002. Operating measures that exclude the impact of fluctuations in currency exchange rates are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, Luxottica Group's method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See Table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

(in millions of Euro)	1Q02 U.S. GAAP results	1Q03 U.S. GAAP results	Adjustment for constant exchange rates	1Q03 adjusted results
Consolidated net sales	880.5	704.5	118.3	822.8
Manufacturing/wholesale net sales	324.8	275.7	24.6	300.3
Retail net sales	582.3	469.2	101.8	571.0

Safe Harbor Statement

Certain statements in this press release may constitute forward looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the Company's ability to successfully introduce and market new products, the Company's ability to effectively integrate recently acquired businesses, the Company's ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors and other risks referred to in the Company's filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company does not assume any obligation to update them.

Company and U.S. agency contacts

Sabina Grossi, Director, Investor Relations		Luca Biondolillo
Alessandra Senici, Investor Relations		Breakstone & Ruth—New York
Silvia Cestelli Guidi, Investor Relations		Tel.: +1 (646) 536-7012
Luxottica Group		E-mail: Lbiondolillo@breakstoneruth.com
Tel.: +39-02-8633-4665
E-mail:	AlessandraSenici@Luxottica.com
SilviaCestelli@Luxottica.com

FINANCIAL TABLES TO FOLLOW

(1)
Unless otherwise noted, all comparisons made in this announcement are between the three-month period ended March 31, 2003, and the equivalent three-month period ended March 31, 2002. The Company's results are discussed in this announcement in accordance with U.S. GAAP and are broken out for additional perspective into consolidated, manufacturing/wholesale, including Ray-Ban and retail components, which include Sunglass Hut International and LensCrafters. As there are intercompany items, it is important to note the full reconciliation detailed in the Segmental Information Table provided with this announcement. Additionally, Luxottica Group considers the financial results denominated in Euro (EUR), the Group's reporting currency, to be a more accurate gauge of its operating performance. The results denominated in U.S. Dollars were converted at the average exchange rate for the three-month period ended March 31, 2003, of EUR 1.00 = US$1.0730, compared with EUR 1.00 = US$0.8766 for the first quarter of 2002. Results of the Sunglass Hut International operations were consolidated into the Group's results as of March 31, 2001.

LUXOTTICA GROUP
CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE THREE-MONTH PERIODS ENDED
MARCH 31, 2003 AND MARCH 31, 2002

KEY FIGURES IN THOUSAND OF EURO(4)	2003	2002(5)	% Change
NET SALES	704,547	880,486	-20.0%
NET INCOME	65,614	101,070	-35.1%
EARNINGS PER SHARE (ADS)(2)	0.15	0.22
FULLY DILUTED EARNINGS PER SHARE (ADS)(3)	0.15	0.22
KEY FIGURES IN THOUSAND OF U.S. DOLLARS(1)(4)	2003	2002(5)	% Change
NET SALES	755,979	771,833	-2.1%
NET INCOME	70,404	88,599	-20.5%
EARNINGS PER SHARE (ADS)(2)	0.16	0.20
FULLY DILUTED EARNINGS PER SHARE (ADS)(3)	0.16	0.19
Notes:		2003	2002

(1)	Average exchange rate (in U.S. Dollars per Euro)	1.0730	0.8766
(2)	Weighted average number of outstanding shares	450,957,163	451,990,536
(3)	Fully diluted average number of shares	452,104,290	454,925,403
(4)	Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(5)	Certain amounts presented in prior year financial statements have been reclassified to conform with the current year presentation. Among them was a reclassification of certain revenue items of the retail division which were recorded in prior year as a reduction in the related costs and are now reflected as gross revenues and gross costs. The effect of this reclassification is an increase in sales for the three-month period ended March 31, 2002 of U.S. Dollars 12.0 million, and an offsetting increase in costs for the same amounts

LUXOTTICA GROUP
CONSOLIDATED INCOME STATEMENT
FOR THE THREE-MONTH PERIODS ENDED
MARCH 31, 2003 AND MARCH 31, 2002

In thousand of Euro(1)	2003	2002(2)	% Change
NET SALES	704,547	880,486	-20.0%
COST OF SALES	(208,016)	(258,246)
GROSS PROFIT	496,531	622,240	-20.2%
OPERATING EXPENSES:
SELLING EXPENSES	(249,355)	(294,649)
ROYALTIES	(14,951)	(18,522)
ADVERTISING EXPENSES	(50,822)	(62,653)
GENERAL AND ADMINISTRATIVE EXPENSES	(61,069)	(73,784)
TRADEMARK AMORTIZATION	(8,982)	(9,447)
TOTAL	(385,179)	(459,056)
OPERATING INCOME	111,351	163,185	-31.8%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(11,808)	(20,674)
INTEREST INCOME	897	1,555
OTHER—NET	(4,587)	2,962
OTHER INCOME (EXPENSES) NET	(15,498)	(16,157)
INCOME BEFORE PROVISION FOR INCOME TAXES	95,853	147,028	-34.8%
PROVISION FOR INCOME TAXES	(28,761)	(44,108)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	67,092	102,920
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(1,478)	(1,849)
NET INCOME	65,614	101,070	-35.1%
EARNINGS PER SHARE (ADS)(1)	0.15	0.22
FULLY DILUTED EARNINGS PER SHARE (ADS)(1)	0.15	0.22
WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	450,957,163	451,990,536
FULLY DILUTED AVERAGE NUMBER OF SHARES	452,104,290	454,925,403

Notes:

(1)
Except earnings per share (ADS), which are expressed in Euro

(2)
Certain amounts presented in prior year financial statements have been reclassified to conform with the current year presentation. Among them was a reclassification of certain revenue items of the retail division which were recorded in prior year as a reduction in the related costs and are now reflected as gross revenues and gross costs. The effect of this reclassification is an increase in sales for the three-month period ended March 31, 2002 of U.S. Dollars 12.0 million, and an offsetting increase in costs for the same amounts

LUXOTTICA GROUP
CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2003 AND DECEMBER 31, 2002

In thousand of Euro	March 31, 2003	December 31, 2002
CURRENT ASSETS:
CASH	241,220	151,418
RESTRICTED CASH	0	0
ACCOUNT RECEIVABLE	420,161	370,234
SALES AND INCOME TAXES RECEIVABLES	7,043	10,956
INVENTORIES	404,948	406,032
PREPAID EXPENSES AND OTHER	55,661	53,385
DEFERRED TAX ASSETS—CURRENT	146,031	148,088
TOTAL CURRENT ASSETS	1,275,065	1,140,113
PROPERTY, PLANT AND EQUIPMENT—NET	488,244	506,545
OTHER ASSETS
INTANGIBLE ASSETS—NET	1,908,312	1,916,526
INVESTMENTS	12,680	12,837
OTHER ASSETS	13,159	10,305
SALES AND INCOME TAXES RECEIVABLES	5	5
TOTAL OTHER ASSETS	1,934,156	1,939,674
TOTAL	3,697,465	3,586,332
CURRENT LIABILITIES:
BANK OVERDRAFTS	504,584	371,729
CURRENT PORTION OF LONG-TERM DEBT	200,391	178,335
ACCOUNTS PAYABLE	187,577	202,897
ACCRUED EXPENSES AND OTHER	219,123	217,883
ACCRUAL FOR CUSTOMERS' RIGHT OF RETURN	9,209	9,130
INCOME TAXES PAYABLE	34,122	18,748
TOTAL CURRENT LIABILITIES	1,155,006	998,722
LONG TERM LIABILITIES:
LONG TERM DEBT	827,031	855,654
LIABILITY FOR TERMINATION INDEMNITIES	44,637	48,945
DEFERRED TAX LIABILITIES—NON CURRENT	123,007	121,805
OTHER	142,432	133,605
TOTAL LONG TERM LIABILITIES	1,137,107	1,160,010
COMMITMENTS AND CONTINGENCY:
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	9,135	9,705
SHAREHOLDERS' EQUITY:
454,266,000 ORDINARY SHARES AUTHORIZED AND ISSUED—447,831,214 SHARES OUTSTANDING	27,256	27,256
NET INCOME	65,614	372,077
RETAINED EARNINGS	1,303,347	1,018,562
TOTAL SHAREHOLDERS' EQUITY	1,396,217	1,417,895
TOTAL	3,697,465	3,586,332

LUXOTTICA GROUP
CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE THREE-MONTH PERIODS ENDED
MARCH 31, 2003 AND MARCH 31, 2002
—SEGMENTAL INFORMATION—

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2003

In Thousand of Euro

2003	Manufacturing and Wholesale	Retail	Retail (in thousand of U.S. Dollars)	Inter- Segments Transaction and Corporate Adj.	Consolidated
Net Sales	275,660	469,155	503,403	(40,268)	704,547
EBITDA	75,555	71,276	76,479	(2,407)	144,424
Operating income	64,373	54,307	58,271	(7,328)	111,351
Capital Expenditure	2,870	7,539	8,090	—	10,409
Depreciation & Amortization	11,182	16,970	18,208	4,921	33,073
Assets	1,557,570	835,878	911,107	1,304,017	3,697,465
2002(1)
Net Sales	324,820	582,261	510,410	(26,596)	880,486
EBITDA	99,924	98,389	86,248	4,005	202,318
Operating income	88,930	77,159	67,638	(2,905)	163,185
Capital Expenditure	36,951	16,300	14,289	—	53,251
Depreciation & Amortization	10,994	21,230	18,610	6,910	39,134
Assets	1,430,568	917,905	800,137	1,676,223	4,024,696

Notes:

(1)
Certain amounts presented in prior year financial statements have been reclassified to conform with the current year presentation. Among them was a reclassification of certain revenue items of the retail division which were recorded in prior year as a reduction in the related costs and are now reflected as gross revenues and gross costs. The effect of this reclassification is an increase in sales for the three-month period ended March 31, 2002 of U.S. Dollars 12.0 million, and an offsetting increase in costs for the same amounts

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.
	By:	/s/ ROBERTO CHEMELLO
DATE: APRIL 30, 2003	ROBERTO CHEMELLO, CHIEF EXECUTIVE OFFICER

QuickLinks

Luxottica Group Announces 1Q03 Results
Consolidated Results
Breakdown of Manufacturing/ Wholesale and Retail Results
Statement from the Chairman
FINANCIAL TABLES TO FOLLOW